Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

August 23, 2018

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Mara L. Ransom
Ta Tanisha Meadows
Bill Thompson
Danilo Castelli
Jennifer López-Molina

Re:	Advance Holdings, LLC
Revolve Group, Inc.
Draft Registration Statement on Form S-1
Submitted July 18, 2018
CIK No. 0001746618

Ladies and Gentlemen:

On behalf of our client, Advance Holdings, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 15, 2018, relating to the above referenced Confidential Draft Registration Statement on Form S-1.  On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the July 18, 2018 submission).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

austin      beijing      boston      brussels      hong kong      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission

August 23, 2018

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please disclose the basis for statements regarding your competitive position in your industry. For example, your statements that you:
•	“are recognized as a pioneer and leader in social media and influencer marketing;”
•	“[have] a reputation as the ultimate fashion influencer;”
•	“are less than 1.6% penetrated in [your] core demographic of 18-to-44 year-old women;” and
•	“are a preferred partner for influencers.”

Alternatively, revise to disclose that these statements are based on management’s belief, and experiences, if true. Please make conforming changes throughout your filing.

In response to the Staff’s comment, the Company is supplementally providing the Staff with third-party support for the bulleted statements above attached hereto as Exhibit A. To expedite the Staff’s review, the Company has marked such supplementally provided third-party support so that the Staff can readily locate and review the relevant information.

In response to the Staff’s comment in the second, third and fourth bullet points, the Company has revised the disclosure on pages 6, 7, 63, 88, 89, 90 and 93.

Risk Factors

Increases in labor costs, including wages, could adversely affect our business..., page 27

3.

We note from your disclosure on page 24 that you predominantly rely on third-party suppliers based in China to source a majority of your products. If applicable, please enhance your risk factor to describe any Chinese governmental regulations that may have an impact on your business and financial condition, if at all.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39.

Securities and Exchange Commission

August 23, 2018

Capitalization, page 53

4.	The total capitalization line item should not include cash. Please remove the amount of cash and cash equivalents from the total capitalization line item.

In response to the Staff’s comment, the Company has revised the disclosure on page 54.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 61

5.

Please revise your disclosure throughout your prospectus to explain how you define “media impression” and the changes during the relevant periods discussed. Please also discuss why you believe this metric is a useful measurement for investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 63.

The Company respectfully submits that this metric demonstrates the reach of the Company’s social and influencer marketing strategy.

6.	Please tell us what you mean by “promoting scarcity value” to create a sense of urgency for your customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 65 and 89.

7.

We note references throughout your prospectus to “unique events and experiences,” such as #Revolvefestival and #Revolvearoundtheworld. Given the importance of these events in your marketing strategy, please expand your disclosure to clearly define and breakdown what they entail. In this regard, we note your disclosure on page 22 that your sales are impacted by these events.

In response to the Staff’s comment, the Company has revised the disclosure on page 93.

Factors Affecting Our Performance, page 65

8.	Please tell us what you mean by “one-time disclosures” in this section.

The Company included the qualifier “one-time” with respect to the disclosures related to LTV to CAC to communicate to research analysts and other market participants that it intends to include such disclosure in the Registration Statement to educate them regarding the Company’s business model and customer economics, but not include such disclosure in future communications.  In response to the Staff’s comment, the Company has revised the disclosure to remove the “one-time” qualifier; in future

Securities and Exchange Commission

August 23, 2018

communications with investors, the Company will assess whether additional disclosure regarding LTV to CAC ratios would be appropriate.

9.

We note that you have provided a comparison of the LTV cohort to the CAC for 2014, only. Given the more recent growth in your business, please tell us what consideration you have given to providing a similar comparison for recent years.

The Company initiated significant increases in customer acquisition investments in 2013. As a result, the Company believes that providing a detailed analysis of LTV to CAC for 2013 and prior customer cohorts would not enhance investors’ understanding of the Company’s business and may be potentially misleading. The Company provided additional disclosure regarding the 2014 customer cohort because it believes that such cohort is representative of the Company’s business and because it provides the broadest data set on which investors may assess the Company’s performance. The Company respectfully draws the Staff’s attention to the quantitative and qualitative disclosure on page 67 with respect to the 2015, 2016 and 2017 cohorts, which the Company submits provides an appropriate basis for investors to assess differences exhibited by those cohorts and that additional detail would not materially enhance investors’ understanding of the Company’s business.

10.

We note your disclosure of the increase in active and existing customers from 2014 to 2017. Please balance your disclosure by providing the increase in active and existing customers for 2015 and 2016 with a view to understanding your customer retention in recent years. In this regard, we note your disclosure that “[y]our success depends not only on...customer acquisition, but also on [y]our ability to retain customers and encourage repeat purchases.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 68.

Customer Retention, page 66

11.	Please revise your disclosures to clarify the difference between an Existing Customer, who has purchased from you in any prior year, and Repeat Customers, who have purchased from you once before.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68.

12.	Please revise the chart in this section to provide net sales figures so investors may understand the differences in net sales between the cohorts.

In response to the Staff’s comment, the Company has revised the chart on page 68.

Securities and Exchange Commission

August 23, 2018

Quarterly Results of Operations and Other Financial and Operations Data, page 75

13.

Please tell us what consideration you have given to including disclosure of the number of Repeat and Existing Customers in the first table on page 76. In this regard, we note your disclosure on page 66 stating that your success is dependent on customer retention.

In response to the Staff’s comment, the Company respectfully submits that while the purchasing behavior of the Company’s customers is a factor that affects its performance, management tracks the number of active customers as a key operational metric, not the number of existing or repeat customers. In response to comment number 10, the Company has revised the Registration Statement to provide the percentage of active customers that were existing and repeat customers of each of 2014, 2015, 2016 and 2017. Given those changes and the Company’s disclosure of active customers (which allows investors to calculate the number of existing and repeat customers for the two most recently completed years), the Company respectfully submits that providing additional detail regarding the number of active and existing customers would not materially enhance investors’ understanding of the Company’s business.

Liquidity and Capital Resources, page 77

14.

To the extent known, please discuss in this section your anticipated material commitments for capital expenditures. In this regard, we note your disclosures on page 78 that “the majority of [y]our cash was held for working capital purposes,” “[you] intend to increase [y]our capital expenditures,” and on page 24, that “[you] expect to incur higher capital expenditures in the future for [y]our fulfillment center operations.” Please refer to Item 303(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 79.

Business

Overview, page 84

15.	Please clarify here and throughout your filing, as you do on page 90, that “styles” refers to the apparel and footwear offered through your sales channels.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 21, 62 and 85 (i.e., the first mention to styles in each applicable section of the Registration Statement).

Securities and Exchange Commission

August 23, 2018

Our Industry

Media Consumption and Shopping Behaviors of Next-Generation Consumers, page 86

16.

We note your reference to the number of “followers” of specific “influencers” identified in the second paragraph on page 87. Please clarify if these are presented for illustrative purposes only, or if these are members of your “community of influencers.”

In response to the Staff’s comment, the Company has revised the disclosure on page 88.

Brands, page 91

17.	We note that you have defined “emerging third-party brand” in this section. Please also define “established third-party brand.”

In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Customer Service, page 94

18.	Please disclose how you determined your customer service satisfaction rating in order to contextualize the percentage you present.

The Company receives customer service satisfaction ratings from customers that interact with our customer service team via email or live chat.  The Company includes a link to a customer service satisfaction survey in all customer service emails and provides a rating option (thumbs up or thumbs down) on all customer service chats.  In the 12 months ended June 30, 2018, the Company received over 3,500 surveys from customer service emails and over 13,000 ratings from live chats.

In response to the Staff’s comment, the Company has revised the disclosure on page 95.

Selected Consolidated Financial and Other Data

19.	Please revise your disclosure on page 60 regarding free cash flow to include cash used in and/or provided by investing and financing cash flows.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 78.

Securities and Exchange Commission

August 23, 2018

Index to Consolidated Financial Statements, page F-1

20.	Please update your financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated the financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-7

Recent Accounting Pronouncements, page F-13

21.

We note your disclosure regarding the adoption of ASU 2016-15. Please revise to also discuss Accounting Standards Update No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, including its effective date and the impact on your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page F-14.

Note 11. Equity-based Compensation, page F-19

22.

Please disclose the methods used to determine the fair value of your common stock and the nature of the material assumptions involved. Please note we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Also, please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months. In addition, please tell us your consideration of disclosing stock-based compensation as a critical accounting policy since estimating the fair value of the underlying shares can be highly complex and subjective because the shares are not publically traded.

In response to the Staff’s comment, the Company has revised the disclosure on page F-20 to disclose the methods used to determine fair value of its common stock and the nature of the material assumptions involved.

The Company acknowledges the Staff’s comment regarding the potential for additional comments when the estimated offering price is disclosed and will supplementally provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance for the 12 months preceding the date of effectiveness.

The Company considered whether to disclose equity-based compensation as a critical accounting policy; however, since equity -based compensation has not been and is not expected to be a material

Securities and Exchange Commission

August 23, 2018

portion of its expenses, the Company determined that it did not constitute a critical accounting policy. Below please find a table that sets forth equity -based compensation on an absolute dollar basis and as a percentage of total operating expenses for each of the periods presented in the Registration Statement.

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
	(in thousands, except percentage amounts)
Equity-based compensation	$20	$911	$173	$512
Total operating expenses	$139,834	$173,168	$81,643	$108,166
Equity-based compensation as a percentage of total operating expenses	0.00%	0.50%	0.20%	0.50%

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Securities and Exchange Commission

August 23, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael Nordtvedt

cc:Jesse Timmermans, Advance Holdings, LLC

Katherine Ku, Wilson Sonsini Goodrich & Rosati P.C.

Tom Holden, Ropes & Gray LLP

Jeff Rawlins, KPMG LLP

Securities and Exchange Commission

August 23, 2018

Exhibit A

Support Materials for Comment 2

Statement	Tab
“we are recognized as a pioneer and a leader in social media and influencer marketing”	1
“reputation as ~~the ultimate~~ a key fashion influencer for the millennial consumer”	2
“We believe we are less than ~~1.6~~ 2% penetrated in our core demographic of 18- to 44-year old women in the United States.”	3
“We believe we are a preferred partner for influencers.”	4